RMS

SEC

18006660

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-35826 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Investment Center, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 US Highway 206 North, Suite 210
(No. and Street)

Bedminster (City) New Jersey (State) 07921 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20 (Address) Bethlehem (City) Pennsylvania (State) 18020 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW

# OATH OR AFFIRMATION

I, Ralph J. DeVito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Investment Center, Inc., as of December, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MICHAEL ANTHONY BRUNO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/10/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE INVESTMENT CENTER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

**TABLE OF CONTENTS**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of The Investment Center, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Investment Center, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Investment Center, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Investment Center, Inc.'s management. Our responsibility is to express an opinion on Investment Center, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Investment Center, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Investment Center, Inc.'s auditor since 1989.

Bethlehem, Pennsylvania

February 27, 2018

**THE INVESTMENT CENTER, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 640,703 |
| Clearing deposits | 120,080 |
| Receivable from broker-dealers and program sponsors | 2,633,746 |
| Property and equipment, at cost, less accumulated depreciation | 199,717 |
| Goodwill | 293,790 |
| Other assets | 1,603,152 |
| **TOTAL ASSETS** | $ 5,491,188 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **LIABILITIES** | |
| Payable to registered representatives | $ 1,668,969 |
| Due to affiliated companies | 107,382 |
| Securities sold, not yet purchased | 3,700 |
| Accounts payable | 143,379 |
| Accrued expenses and other liabilities | 447,828 |
| Business tax payable | 1,750 |
| **TOTAL LIABILITIES** | 2,373,008 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock – no par value, 1,000 shares authorized, 962.5 shares issued and outstanding | 287,369 |
| Treasury stock, 37.5 shares, at cost | (154,500) |
| Additional paid in capital | 700,100 |
| Retained earnings | 2,285,211 |
| **TOTAL STOCKHOLDER'S EQUITY** | 3,118,180 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 5,491,188 |

The accompanying notes are an integral part of this statement.

**THE INVESTMENT CENTER, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2017**

## NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

The Investment Center, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a registered as a Municipal Advisor with the Municipal Securities Rulemaking Board "MSRB"). We are a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of IC Financial, Inc. (the "Parent"). It operates nationwide.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***

The accompanying Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

***Use of Judgements and Estimates***

The preparation of the Financial Statements in conformity GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Financial Statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

***Securities Transactions***

Securities transactions and the related revenues and expenses are recorded in the Financial Statements on a trade date basis.

Marketable securities are recorded and carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Fair value is generally determined by quoted market prices, and non-marketable securities are valued at fair value as determined by management.

***Receivables from Registered Representatives***

The Company periodically extends credit to its registered representatives in the form of recruiting loans, commission advances and other loans. The decisions to extend credit to registered representatives are generally based on either the registered representatives' credit history, their ability to generate future commission, or both. Management maintains an allowance for uncollectible accounts using an ageing analysis that takes into account the representatives' registration status and the specific type of receivable. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced. Included in other assets is $1,403,198 of receivables from registered representatives.

**NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

***Property and Equipment***

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

***Income Taxes***

The Company is a qualified subchapter S subsidiary (QSub) under applicable provisions of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Income taxes are the result of certain states where the Company operates.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2013 through present are subject to IRS and other jurisdiction tax examinations.

***Advertising***

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

***Goodwill***

The Company does not amortize goodwill, but reduces the carrying amounts of goodwill, if management determines that its implied fair value has been impaired.

**NOTE 3: FAIR VALUE**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

**NOTE 3: FAIR VALUE (continued)**

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2017**

| | *Level 1* | *Level 2* | *Level 3* | *Total* |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash | $ 640,703 | $ - | $ - | $ 640,703 |
| **LIABILITIES** | | | | |
| Securities sold, not yet purchased | $ 3,700 | $ - | $ - | $ 3,700 |

**NOTE 4: PROPERTY & EQUIPMENT**

Depreciation is calculated by the straight line method for financial reporting purposes at rates based on the following estimated useful lives.

| | YEARS |
|---|---|
| Software | 3 |
| Office equipment | 5-7 |
| Leasehold Improvements | 7 |

At December 31, 2017:

| | |
|---|---|
| Software | $ 172,743 |
| Office equipment | 974,058 |
| Leasehold Improvements | 84,656 |
| Accumulated depreciation | (1,031,740) |
| | $ 199,717 |

**NOTE 5: BENEFIT CONTRIBUTION PLAN**

The Company sponsors a 401k plan that covers all employees age 18 and over with one year of service. The plan calls for a 100% matching contribution of up to 3% of an eligible participant's compensation, plus 50% of the next 2% of compensation. In addition, the company sponsors a profit sharing plan. At its sole discretion, the Company may make a contribution up to the government issued limit of an eligible participant's compensation.

**NOTE 6: LEASING ARRANGEMENTS**

The Company leases office space under a long-term lease.

Future obligations over the primary terms of the Company's long-term building lease as of December 31, 2017, are:

| Year Ending December 31, | Amount |
|---|---|
| 2018 | $ 279,572 |
| 2019 | 284,718 |
| 2020 | 289,863 |
| 2021 | 195,529 |
| | $ 1,049,682 |

The aforementioned lease will end on August 31, 2021, with a five year renewal option.

**NOTE 7: COMMITMENTS AND CONTINGENCIES**

The Company, in the ordinary course of business, is subject to regulatory and arbitration proceedings. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

**NOTE 8: CREDIT AND MARKET RISK**

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2017 cash and cash equivalents were held on deposit at diversified U.S. financial institutions that was $397,003 in excess of the FDIC insured amount.

Receivable from broker-dealers and program sponsors represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company and amounts due from program sponsors from mutual fund and variable annuity transactions.

**NOTE 9: RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement and serves as common pay master with IC Advisory Services, Inc., an affiliated company. At the end of the year, the Company has $107,382 due to IC Advisory Services, Inc. in connection with this agreement.

**NOTE 10: NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, we are subject to the requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined.

At December 31, 2017, the Company has net capital of $909,087, which was $659,087 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 2.61 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

**NOTE 11: SUBSEQUENT EVENTS**

Management has considered subsequent events reviewed through February 27, 2018. There were no subsequent events that required recognition or disclosure.